Exhibit (d)(6)

                                NOTICE OF MERGER

Dear Shareholder:

     On January 10, 1996, the Board of Directors of CID Transaction Co., a Michigan corporation ('Merging Company'), the holder of approximately 96.5% of the Company's Common Stock, par value $.01 per share, adopted a Plan of Merger (the 'Plan') pursuant to the provisions of Sections 711(1) and 713(2)(b) of the Michigan Business Corporation Act, as a result of which Merging Company was merged with and into the Company, which is the surviving corporation (the 'Merger'). Under applicable Michigan law, no other action by the shareholders of the Company was required for the Merger to become effective.

     The Merger became effective on ____________, 1996 (the 'Effective Date'), and, thereupon, the Company became a wholly-owned subsidiary of Comcast Cablevision of Taylor, Inc., a Michigan corporation ('Parent'). The stock transfer books of the Company were closed as of the close of business on the day immediately preceding the Effective Date.

     Pursuant to the terms of the Plan, each share of Company Common Stock (other than shares owned by Merging Company or persons who perfected their dissenters rights granted by the Company under Michigan law) which was outstanding immediately prior to the Effective Date was, without any action on the part of the holder thereof, automatically converted on the Effective Date into the right solely to receive $27.54 in cash, without interest (the 'Merger Consideration'), from the Company.

     On ____, 1996, Parent and Merging Company mailed to each shareholder of record of the Company as of the close of business on January 10, 1996, a Rule 13E-3 Transaction Statement relating to the Merger together with, among other things, a Letter of Transmittal to be used by shareholders in surrendering to the Paying Agent, in exchange for the $27.54 per share cash Merger Consideration, the certificate(s) which prior to the Merger represented the shares of Common Stock of the Company. If they have not already done so, holders of shares formerly representing shares of the Company's Common Stock are urged to deliver to the Paying Agent the Letter of Transmittal, his or her shares and any other required documents. Your stock certificate(s) together with a completed Letter of Transmittal and any other required documents must be received by the Paying Agent in order for you to receive payment of the Merger Consideration. If needed, additional copies of the Letter of Transmittal and other documents may be obtained upon written or telephone request to the Paying Agent at:

              By Mail:                              By Hand:                          By Express Mail:
State Street Bank and Trust Company   State Street Bank and Trust Company    c/o Boston Financial Data Services
           P.O. Box 9061                    Corporate Reorganization             Corporation Reorganization
  Boston, Massachusetts 02205-8686    225 Franklin Street, Concourse Level           Two Heritage Drive
                                          Boston, Massachusetts 02110        North Quincy, Massachusetts 02171
                                                       or
                                                  61 Broadway
                                                Concourse Level
                                            New York, New York 10006

                                      Very truly yours,
                                      CABLEVISION INVESTMENT OF DETROIT, INC.

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